UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 _____________________ SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*
Paratek Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
699374302
(CUSIP Number)
December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	699374302
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abingworth LLP 98-051-8585
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)		[ ]
	(b)		[ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,310,482*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,310,482*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,310,482*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.1%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

 * Based on the information set forth in the Current Report on Form 8-K of Paratek Pharmaceuticals, Inc. (the “Issuer”) filed with the Securities and Exchange Commission on October 31, 2014, there were 14,417,936 shares of the Issuer’s common stock, par value $0.001 (the “Common Stock”), outstanding as of October 30, 2014. As of December 31, 2014 (the “Event Date”), Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 1,310,482 shares of Common Stock of the Issuer. The number of shares of Common Stock reported above consists of (i) 1,301,413 shares of Common Stock held by Abingworth Bioventures VI, LP (“ABV VI”) and (ii) options to purchase 9,069 shares of Common Stock (the “Common Stock Options”) which were exercisable upon or within sixty (60) days of the Event Date held by Michael Bigham (“Bigham”) for the benefit of ABV VI. Abingworth, as the investment manager of ABV VI, may be deemed to beneficially own the 1,301,413 shares of Common Stock held by ABV VI and the 9,069 Common Stock Options held by Bigham for the benefit of ABV VI. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth may be deemed to beneficially own 9.1% of the shares of Common Stock deemed issued and outstanding.

Cusip No.	699374302
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abingworth Bioventures VI, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)		[ ]
	(b)		[ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,301,413*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,301,413*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,301,413*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.0%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

 * Based on the information set forth in the Current Report on Form 8-K of the Issuer filed with the Securities and Exchange Commission on October 31, 2014, there were 14,417,936 shares of Common Stock, par value $0.001, outstanding as of October 30, 2014. As of the Event Date, ABV VI held 1,301,413 shares of Common Stock of the Issuer. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, ABV VI may be deemed to beneficially own 9.0% of the shares of Common Stock deemed issued and outstanding. Abingworth, as the investment manager of ABV VI, may be deemed to beneficially own the 1,301,413 shares of Common Stock held by ABV VI.

Item 1(a).   Name of Issuer:

Paratek Pharmaceuticals, Inc.

Item 1(b).   Address of Issuer’s Principal Executive Offices:

75 Kneeland Street, 6th Floor

Boston, Massachussetts 02111

Item 2(a).   Name of Persons Filing:

This Schedule 13G is being filed on behalf of (i) Abingworth Bioventures VI, LP (“ABV VI”), and (ii) Abingworth LLP (“Abingworth” and together with ABV VI, the “Reporting Persons”). As of December 31, 2014 (the “Event Date”), (i) ABV VI is the owner of record of 1,301,413 shares of common stock (the “Common Stock”) of Paratek Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), and (ii) Michael Bigham (“Bigham”) is the owner of record of options to purchase 9,069 shares Common Stock (the “Common Stock Options”) which were exercisable upon or within sixty (60) days of the Event Date held for the benefit of ABV VI. Abingworth, as the investment manager of ABV VI, may be deemed to beneficially own the 1,301,413 shares of Common Stock held by ABV VI and the 9,069 Common Stock Options held by Bigham for the benefit of ABV VI.

Item 2(b).   Address of Principal Business Office or, if None, Residence:

The business address for Abingworth and ABV VI is Princess House, 38 Jermyn Street, London, England SW1Y 6DN.

Item 2(c).   Citizenship:

Abingworth LLP is a limited liability partnership organized under the laws of England. ABV VI is a limited partnership organized under the laws of England.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.001

Item 2(e). CUSIP Number:

699374302

Item 3.   If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

Not applicable.

Item 4. Ownership.
As reported in the cover pages to this report, the ownership information with respect to each of the Reporting Persons is as follows:
(a) Amount Beneficially Owned:	1,310,482*
(b) Percent of Class:	9.1%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	1,310,482*
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	1,310,482*

* Based on the information set forth in the Current Report on Form 8-K of Paratek Pharmaceuticals, Inc. (the “Issuer”) filed with the Securities and Exchange Commission on October 31, 2014, there were 14,417,936 shares of the Issuer’s common stock, par value $0.001 (the “Common Stock”), outstanding as of October 30, 2014. As of December 31, 2014 (the “Event Date”), Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 1,310,482 shares of Common Stock of the Issuer. The number of shares of Common Stock reported above consists of (i) 1,301,413 shares of Common Stock held by Abingworth Bioventures VI, LP (“ABV VI”) and (ii) options to purchase 9,069 shares of Common Stock (the “Common Stock Options”) which were exercisable upon or within sixty (60) days of the Event Date held by Michael Bigham (“Bigham”) for the benefit of ABV VI. Abingworth, as the investment manager of ABV VI, may be deemed to beneficially own the 1,301,413 shares of Common Stock held by ABV VI and the 9,069 Common Stock Options held by Bigham for the benefit of ABV VI. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth may be deemed to beneficially own 9.1% of the shares of Common Stock deemed issued and outstanding.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2015

ABINGWORTH LLP

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH BIOVENTURES VI, LP

By: Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Exhibit Index

Exhibit	Page
A. Joint Filing Agreement dated as of February 6, 2015 by and between Abingworth LLP and Abingworth Bioventures VI, LP	8

Exhibit A

JOINT FILING AGREEMENT

This Agreement will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the ordinary shares, $0.001 par value per share, of Paratek Pharmaceuticals, Inc. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 6, 2015

ABINGWORTH LLP

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH BIOVENTURES VI, LP

By: Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory